[redacted]

08031119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACK INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1939 WAUKEGAN ROAD - SUITE 300
(No. and Street)

GLENVIEW (City) IL (State) 60025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN W MACK 847-657-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, PC
(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN RD - STE 300 (Address) DEERFIELD (City) IL (State) 60030 (Zip Code)

PROCESSED
APR 09 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN W. MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACK INVESTMENT SECURITIES INC. & MACK INVESTMENT INSURANCE BROKERAGE, INC. as of AND FOR THE YEAR ENDED 12/31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MELISSA L O'HARA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/12/11

Signature

President

Title

Melissa L. O'Hara

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost
Ruttenberg
& Rothblatt, P.C.

111 Pfingsten Rd. • Suite 300 • Deerfield, IL 60015
Tel 847.236.1111 • Fax 847.236.1155
www.frronline.com

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. ("Company") as of December 31, 2007, and the related combined statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2007 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made primarily to form an opinion on the basic combined financial statements, taken as a whole as stated in the preceding paragraph. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic combined financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic combined financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Frost Ruttenberg and Rothblatt, P.C.

February 14, 2008
Deerfield, Illinois

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2007

Assets		
Current Assets		
Cash and Cash Equivalents	$	153,125
Commissions and Advisory Fees Receivable		214,629
Receivable from and Deposit with Clearing Broker		44,467
Securities Owned		15,995
Other Assets		3,708
Total Current Assets		**431,924**
Property and Equipment (Net of Accumulated Depreciation of $302,849)		**33,758**
Total Assets	**$**	**465,682**

Liabilities and Stockholder's Equity		
Current Liabilities		
Commissions Payable	$	140,923
Accounts Payable and Accrued Expenses		40,061
Total Current Liabilities		**180,985**
Stockholder's Equity		**284,697**
Total Liabilities and Stockholder's Equity	**$**	**465,682**

The accompanying Notes are an integral part of the Financial Statements.

Frost, Ruttenberg & Rothblatt, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

END